Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

This management discussion and analysis (“MD&A”) of Cardiome Pharma Corp. (“Cardiome”, “we”, “us” or “our”) for the year ended December 31, 2017 is as of March 29, 2018. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, Cardiome is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2017 and the related notes thereto. Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). All amounts are expressed in U.S. dollars unless otherwise indicated.

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws regarding expectations of our future performance, liquidity and capital resources, as well as marketing plans, future revenues from sales of Aggrastat®, Xydalba™, Brinavess®, Zevtera®/Mabelio®, Trevyent®, Esmocard® and Esmocard Lyo®, the expected completion of the transition of global rights to vernakalant to Cardiome by Merck & Co., Inc., known as Merck Sharp & Dohme (“MSD”) outside Canada and the United States, whether we will receive, and the timing and costs of obtaining regulatory approvals in the United States, Canada, Europe and other countries, the clinical development of our product candidates, the anticipated milestone payments to Basilea Pharmaceutica International Ltd., the anticipated use of financial resources, including proceeds under the Purchase Agreement or the Sales Agreement (each as defined herein), the availability of future proceeds under the CRG Term Loan (as defined herein) and other non-historical statements, which are based on our current expectations and beliefs, including certain factors and assumptions, as described in our most recent Annual Information Form, but are also subject to numerous risks and uncertainties, as described in the “Risk Factors” section of our Annual Information Form. As a result of these risks and uncertainties, or other unknown risks and uncertainties, our actual results may differ materially from those contained in any forward-looking statements. The words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We undertake no obligation to update forward-looking statements, except as required by law. Additional information relating to Cardiome, including our most recent Annual Report on Form 40-F filed with the United States Securities Exchange Commission (the “SEC”), and our most recent Annual Information Form, is available by accessing the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) website at www.sec.gov or the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com.

OVERVIEW

Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. We strive to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. We currently have two marketed, in-hospital cardiology products, Aggrastat® and Brinavess®, which are commercially available in markets outside of the United States. We have licensed a European-approved antibiotic, Xydalba™ (dalbavancin) that we have launched commercially in Germany, the United Kingdom, France, Ireland, Finland and Sweden and we expect to commercialize in Belgium, the Netherlands, Canada, certain other European countries and select countries in the Middle East over time. We have also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, we have also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension (“PAH”) in certain regions outside the United States and commercialization rights to cardiology products Esmocard® and Esmocard Lyo® (esmolol hydrochloride) in certain European countries.

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Aggrastat® (tirofiban hydrochloride) is a reversible GP IIb/IIIa inhibitor (an intravenous anti-platelet drug) for use in patients with Acute Coronary Syndrome. Aggrastat® is currently registered and approved in more than 60 countries worldwide. We acquired the marketing rights outside of the United States to Aggrastat® as part of the transaction in which we also acquired Correvio LLC and its subsidiaries, a privately held pharmaceutical company headquartered in Geneva, Switzerland, in November 2013.

Xydalba™ (dalbavancin) was approved by the European Medicines Agency (the “EMA”) in February 2015 as a treatment for Acute Bacterial Skin and Skin Structure Infections (“ABSSSI”) in adults. Dalbavancin is commercialized under the trade name Xydalba™ in certain countries outside the United States and Dalvance® in the United States. Cardiome launched Xydalba™ in Germany and the United Kingdom in December 2016 and in France in February 2017.

Brinavess® (vernakalant (IV)) was approved in the European Union in September 2010 and is currently registered and approved in approximately 50 countries for the rapid conversion of recent onset atrial fibrillation (“AF”) to sinus rhythm in adults, for non-surgery patients with AF of seven days or less and for use in post-cardiac surgery patients with AF of three days or less. Brinavess® is mentioned as a first-line therapy in the European Society of Cardiology AF guidelines for the cardioversion of recent onset AF in patients with no, or minimal/moderate, structural heart disease.

Both Aggrastat® and Brinavess® are commercially available outside of the United States, through our own direct sales force in Europe and Canada as well as through our global distributor and partner network. We have a comprehensive global distributor and partner network that allows our products to be commercialized in many countries worldwide.

Zevtera®/Mabelio® (ceftobiprole medocaril sodium) is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of Gram-positive and Gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Ceftobiprole is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP).

Trevyent® (treprostinil sodium) is a development stage drug/device combination product that combines SteadyMed Ltd’s (“SteadyMed”) PatchPump technology, a drug delivery device, with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

Esmocard® (esmolol hydrochloride) is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. Esmocard® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement, the rapid heart rate requires specific intervention. Esmocard® is not intended for use in chronic settings.

Aggrastat®

Aggrastat® contains tirofiban hydrochloride, which is a reversible GP IIb/IIIa inhibitor for use in indicated Acute Coronary Syndrome patients. Aggrastat® is used to help assist the blood flow to the heart and to prevent chest pain and/or heart attacks (both ST-segment elevation myocardial infarction (“STEMI”), and non-ST-elevation acute myocardial infarction(“NSTE-ACS”)). It works by preventing platelets, cells found in the blood, from forming into blood clots within the coronary arteries and obstructing blood flow to the heart muscle which can result in a heart attack. The medicine may also be used in patients whose heart vessels are dilated with a balloon (percutaneous coronary intervention), a procedure used to open up blocked or obstructed arteries in the heart in order to improve the blood flow to the heart muscle (myocardium) with or without the placement of a coronary stent. Aggrastat® is administered intravenously, and has been on the market for many years.

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Applications for the extension of the indication statement for Aggrastat® are continuing worldwide. In July 2017, we received approval in Canada of a high dose bolus regimen for Aggrastat®. In January 2018, we announced a label expansion for Aggrastat® in China to include patients with STEMI. In addition, a high dose bolus regimen for Aggrastat® was approved in China.

In December 2017, we announced the signing of a license and distribution agreement with ZAO Firma Euroservice that will advance Aggrastat® towards commercialization in Russia.

Xydalba™

In May 2016, we announced the execution of an exclusive license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded Dalvance® in the United States, where it is marketed by Allergan, and XydalbaTM in the rest of the world) in the United Kingdom, Germany, France, Denmark, Iceland, Finland, Malta, Norway, Sweden, Belgium, the Netherlands, Luxemburg, Ireland, Switzerland, Canada and certain countries in the Middle East. XydalbaTM fits Cardiome’s commercial footprint as a differentiated specialty pharmaceutical company focused on commercializing proprietary growth pharmaceuticals in Europe and Canada. In December 2016, we initiated the launch of Xydalba™ in the United Kingdom and Germany and in February 2017, we initiated the launch of Xydalba™ in France. In June 2017, we announced that we entered into a license and distribution agreement with Tzamal Medical Ltd. to advance the commercialization of XydalbaTM in Israel. In October 2017, we initiated the launch of Xydalba™ in Sweden, Finland and the Republic of Ireland.

Xydalba™ is a second generation, semi-synthetic lipoglycopeptide. Xydalba™ is the first and only IV antibiotic approved in Europe for the treatment of ABSSSI with a single dose regimen of 1500 mg administered over 30 minutes or a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. This dosing regimen makes it possible to treat patients with ABSSSI in an outpatient setting, avoiding hospitalization or potentially allowing earlier discharge, without compromising efficacy. Xydalba™ demonstrates bactericidal activity in vitro against a range of Gram-positive bacteria, such as Staphylococcus aureus (including methicillin-resistant, also known as MRSA, strains) and Streptococcus pyogenes, as well as certain other streptococcal species.

Brinavess®

North America

In December 2006, our former partner, Astellas Pharma US, Inc. (“Astellas”), filed a New Drug Application (“NDA”) for vernakalant (IV) with the U.S. Food and Drug Administration (“FDA”). In August 2008, the FDA notified Astellas that the application was approvable. After discussions between the FDA and Astellas, a confirmatory Phase 3 clinical trial (“ACT 5") was initiated in October 2009 under a Special Protocol Assessment. In October 2010, a clinical hold was placed on ACT 5 following a single unexpected serious adverse event of cardiogenic shock experienced by a patient with AF who received vernakalant (IV). The ACT 5 study was terminated. In 2013, when sponsorship of the U.S. Investigational New Drugs (“INDs”) for vernakalant (IV) and vernakalant (oral) and the NDA for vernakalant (IV) were transferred to us from MSD, we initiated discussions with the FDA to determine the next steps for the development of vernakalant (IV) in the United States. Following completion of additional nonclinical studies earlier this year, we proposed resubmission of the NDA based on six years of accumulated safety data from sales of Brinavess® in 33 countries, augmented by interim results from over 1,100 patients enrolled in the post-approval safety study being conducted in Europe. In August 2017, we received the FDA’s Cardiorenal Division response indicating that they did not agree that the data supported NDA resubmission. The program remains on clinical hold pending agreement of a suitable development path. We intend to continue discussions with the FDA on possible paths forward regarding the vernakalant (IV) program. We do not plan on pursuing any further development of the vernakalant (oral) program.

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In December 2015, we announced the filing of a New Drug Submission (“NDS”) with Health Canada’s Therapeutic Products Directorate (the “TPD”) seeking Canadian approval of vernakalant (IV) for the rapid conversion of recent onset AF to sinus rhythm in adults with AF for up to seven days. On March 14, 2017, we announced that Brinavess® received a Notice of Compliance from Health Canada which enables us to begin commercializing Brinavess® in Canada. In June 2017, we announced our launch of Brinavess® in Canada.

Rest of World (Outside North America)

In April 2009, we entered into two collaboration and license agreements (the “Collaboration Agreements”) with MSD for the development and commercialization of vernakalant. The Collaboration Agreements provided an affiliate of MSD with exclusive rights outside of North America to vernakalant (IV).

Under the terms of the Collaboration Agreements, MSD paid us an initial fee of $60 million. In addition, we were eligible to receive up to an additional $200 million in payments, of which we received $45 million. In July 2009, MSD submitted a Marketing Authorization Application (“MAA”) to the EMA seeking marketing approval for vernakalant (IV) in the European Union. In September 2010, vernakalant (IV) received marketing approval under the trade name Brinavess® in the European Union, Iceland and Norway. After receipt of marketing approval, MSD began its commercial launch of Brinavess® in a number of European countries.

In September 2012, MSD gave notice to us of its termination of the Collaboration Agreements. In April 2013 we took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) and in September 2013 we completed the transfer of commercialization responsibility for Brinavess® in the European Union and of the responsibility to complete the post-marketing study for Brinavess®. Since this date, we have been supplying Brinavess® under our own trade dress.

In September 2013, we entered into an agreement with MSD for the continued transfer of marketing authorizations. On a per country basis, regulatory and commercialization responsibilities have been transferred to us upon agencies’ approvals of marketing authorization transfers. As a result of routine regulatory requirements, the transfers have been delayed in certain jurisdictions.

In December 2014, Eddingpharm (Asia) Macao Commercial Offshore Limited (“Eddingpharm”) acquired rights to develop and commercialize Brinavess® in China, Taiwan, and Macau and to re-launch Brinavess® in Hong Kong. Eddingpharm will be responsible for any clinical trials and regulatory approvals required to commercialize Brinavess® in the countries covered by the agreement. Under the terms of the agreement, Eddingpharm agreed to an upfront payment of $1 million and specific annual commercial goals for Brinavess®. We are also eligible to receive regulatory milestone payments of up to $3 million.

In January, March and December 2016, we filed MAAs with the Kingdom of Saudi Arabia’s Saudi Food and Drug Authority, the United Arab Emirates’ Ministry of Health, and the South Korea Ministry of Food and Drug Safety, respectively, seeking approval of Brinavess®.

In November 2017, we announced the launch of Brinavess® in South Africa as well as the signing of a license and distribution agreement with ATCO Laboratories Limited that will advance Brinavess® towards commercialization in Pakistan.

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Clinical Development and Post-Approval Studies

We are conducting a post-approval safety study in the European Union as part of our follow-up measures with the EMA. This 2,000-patient observational study will collect information about patients receiving Brinavess®, to characterize the normal use and dosing of the product, and to provide better estimates of the incidence of medically significant health outcomes of interest. The study was initiated in September 2011.

Zevtera®/Mabelio®

In September 2017, we entered into a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. Zevtera®/Mabelio® is a cephalosporin antibiotic for intravenous administration with rapid bactericidal activity against a wide range of gram-positive and gram-negative bacteria, including methicillin-susceptible and resistant Staphylococcus aureus (MSSA, MRSA) and susceptible Pseudomonas spp. Zevtera®/Mabelio® is currently approved for sale in 13 European countries and several non-European countries for the treatment of adult patients with community-acquired pneumonia (CAP) and hospital-acquired pneumonia (HAP), excluding ventilator-associated pneumonia (VAP). As consideration for the rights and licenses granted, we made an upfront payment of CHF 5.0 million ($5.2 million) to Basilea. Additional payments will be due to Basilea upon the achievement of various milestones. Royalty payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales.

Trevyent®

In June 2015, we entered into an exclusive license and supply agreement (the “License Agreement”) with SteadyMed to commercialize the development-stage product Trevyent® (treprostinil) in Europe, Canada and the Middle East. Pursuant to the License Agreement, SteadyMed granted us an exclusive royalty-bearing license to commercialize Trevyent® in Europe, Canada and the Middle East if Trevyent® is approved for the treatment of pulmonary arterial hypertension (“PAH”) in such regions. Under the License Agreement, SteadyMed will receive up to $12.3 million in connection with regulatory and sales milestones, including an upfront payment of $3 million. We have agreed to pay to SteadyMed a transfer price on finished goods and a scaling double-digit royalty on future Trevyent® sales.

PAH is a type of high blood pressure that occurs in the right side of the heart and in the arteries that supply blood to the lungs. PAH worsens over time and is life-threatening because the pressure in a patient’s pulmonary arteries rises to dangerously high levels, putting a strain on the heart. There is no cure for PAH, but several medications are available to treat symptoms, such as Remodulin® (treprostinil sodium), the market-leading prostacyclin PAH therapy.

Trevyent® is a development stage drug/device combination product that combines SteadyMed’s PatchPump technology with treprostinil, a vasodilatory prostacyclin analogue to treat PAH. PatchPump is a proprietary, disposable, parenteral drug administration platform that is prefilled and preprogrammed at the site of manufacture.

In January 2016, we announced that the EMA approved our request to review Trevyent® under the Centralised Authorisation Procedure drug review process. This procedure results in a single marketing authorization that is valid in all 28 European Union countries and three European Economic Area countries.

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In April 2017, we announced that SteadyMed completed a successful clinical study of Trevyent®. The study enrolled 60 healthy adult volunteers in an in-clinic setting designed to examine the performance of the PatchPump used by Trevyent®. The goals of the study were to evaluate the safety and performance functions of the PatchPump delivery system as well as the tolerability of the on-body application of the product. According to SteadyMed, the results indicated that the PatchPump devices performed as intended in all categories of evaluation, including dose accuracy and precision.

In July 2017, we announced that SteadyMed submitted an NDA to the FDA for Trevyent® in the United States. On August 31, 2017, SteadyMed announced that they received a Refusal to File (“RTF”) letter from the FDA relating to the NDA. On September 28, 2017, SteadyMed announced that they had submitted a Type A Meeting Request and Briefing Document to the FDA in response to the RTF. On December 8, 2017, SteadyMed announced that they had received final minutes from the FDA on the work necessary to resubmit its NDA. SteadyMed expects NDA submission to occur before the end of 2018. We plan to submit regulatory filings for Trevyent® in Europe and Canada shortly following SteadyMed’s NDA resubmission to the FDA.

Esmocard® and Esmocard Lyo®

In May 2015, we entered a commercialization agreement with AOP Orphan Pharma (“AOP”) to sell AOP’s cardiovascular products, Esmocard® and Esmocard Lyo® in Italy, France and Belgium.

Esmocard® is indicated for the treatment of supraventricular tachycardia (except for pre-excitation syndromes) and for the rapid control of the ventricular rate in patients with AF or atrial flutter in perioperative, postoperative, or other circumstances where short-term control of the ventricular rate with a short-acting agent is desirable. Esmocard® is also indicated for tachycardia and hypertension occurring in the perioperative phase and non-compensatory sinus tachycardia where, in the physician’s judgement the rapid heart rate requires specific intervention. Esmocard® is not intended for use in chronic settings.

Supraventricular tachycardia refers to a rapid heart rhythm of the upper heart chambers (atria). Electrical signals in the atria fire abnormally, which interfere with electrical signals coming from the sinoatrial node - the heart’s natural pacemaker. A series of early beats in the atria speeds up the heart rate. The rapid heartbeat does not allow enough time for the heart to fill before it contracts so blood flow to the rest of the body is compromised.

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Product Portfolio

The following table summarizes our portfolio of products:

Program	Stage of Development
Aggrastat® outside of the United States	Approved in more than 60 countries worldwide.

Xydalba™	Centrally approved in the European Union. Pre-registration in Switzerland, Canada and the Middle East.

Brinavess® outside of the United States	Approved in approximately 50 countries worldwide, including those in the European Union and Canada.

Brinavess® U.S.	On clinical hold.

Zevtera®/Mabelio®	Approved in 13 European countries and several non-European countries.

Trevyent®	Pre-registration worldwide. NDA resubmission to the FDA by SteadyMed expected to occur before the end of 2018.

Esmocard® and Esmocard Lyo®	Approved in Europe.

CORPORATE UPDATE

Arrangement Agreement with Cipher Pharmaceuticals, Inc.

On March 19, 2018, we entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Cipher Pharmaceuticals Inc. (“Cipher”) Under the terms of the agreement, Cipher will acquire the Canadian business portfolio of Cardiome for upfront cash consideration of C$25.5 million, subject to shareholder approval.

The proposed transaction will be completed pursuant to the acquisition by Cipher of all of the outstanding shares of Cardiome, following a restructuring of Cardiome pursuant to a statutory plan of arrangement under the Canada Business Corporations Act. Pursuant to the arrangement, Cardiome shareholders will receive common shares, on a one-for-one ratio, of a newly created Canadian entity named Correvio Pharma Corp. that will apply for a substitution listing on the Nasdaq and TSX. Correvio Pharma Corp. will acquire and hold all of Cardiome’s pre-transaction assets and liabilities, excluding the Canadian business portfolio being acquired by Cipher under the arrangement.

Amendment to the Term Loan Agreement with CRG-Managed Funds

On May 11, 2017, we amended the terms of our term loan agreement (the “first amendment”) with CRG-managed funds (the “CRG Term Loan”). Under the terms of the amended agreement, up to $50.0 million is available to us consisting of four tranches bearing interest at 13% per annum. The first tranche of $20.0 million was drawn on June 13, 2016 when we entered into the original term loan agreement and was used to extinguish existing long-term debt from Midcap Financial LLC (“Midcap”) and for general corporate purposes. A second tranche of $10.0 million was drawn on the date of the first amendment. A third tranche of $10.0 million was drawn on August 8, 2017. A fourth tranche of up to $10.0 million in increments of $5.0 million is available to us on or prior to March 31, 2018 if we are able to reach certain revenue milestones.  Notwithstanding the foregoing, the fourth tranche may be available to us if we and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022. Under the terms of the agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by us, the interest-only period may be extended such that there is only one principal payment at maturity.

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Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at our option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by us, the period in which we, at our option, may split our interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the year ended December 31, 2017, we paid in-kind interest of $0.8 million. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan, including any paid in-kind interest, will be payable to CRG.

In consideration for entering into the first amendment, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the first amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years.

We are required to meet certain annual revenue covenants, starting with the year ending December 31, 2016. If the revenue covenants are not met, we may exercise a cure right within 90 days of year-end by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and our revenue. The cash received from the cure right would be used to repay the principal.  On March 27, 2018, we entered into an agreement with CRG to amend the terms of the term loan to adjust the annual revenue covenants (the “second amendment”). In consideration for the second amendment, we issued 800,000 warrants with a strike price of $2.50 per common share to CRG as of the date of the second amendment. The warrants may also be exercised on a “net” or “cashless” basis and have a term of 5 years. We were in compliance with the amended annual revenue covenants for the years ended December 31, 2017 and 2016. We are also required to meet an ongoing minimum liquidity covenant. As of the date of this MD&A, we have been in compliance with this minimum liquidity covenant.

Amendment to the Purchase Agreement with Lincoln Park Capital Fund, LLC

On December 22, 2016, we filed an amendment to our prospectus supplement dated March 7, 2016 in connection with an amendment to our Purchase Agreement dated January 12, 2016 (as amended, the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”).

Under the terms of the Purchase Agreement, we may sell to LPC, at our sole discretion from time to time, up to 4,027,453 common shares for an aggregate offering amount of up to $20.0 million until December 31, 2018, subject to the conditions and limitations set forth in the Purchase Agreement. The purchase price of any common shares sold to LPC will be based on the then prevailing market prices of the common shares. We may terminate the Purchase Agreement at any time, at our sole discretion, without any monetary cost or penalty to us upon one business day’s written notice to LPC. Our closing share price must be equal to or greater than $1.00 in order for a purchase to be effected.

In consideration for entering into the original purchase agreement, we issued 48,856 common shares to LPC as a commitment fee. During the year ended December 31, 2017, we sold 494,453 common shares to LPC for gross proceeds of $1.0 million under the Purchase Agreement. We plan to use the net proceeds for general corporate purposes. During the year ended December 31, 2016, we sold 160,000 common shares to LPC for gross proceeds of $0.8 million under the Purchase Agreement.

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Amended and Restated At-the-Market Issuance Sales Agreement and Prospectus Supplement

We filed a prospectus supplement on March 7, 2016 pertaining to sales under the previously-announced Amended and Restated At-the-Market Issuance Sales Agreement dated March 7, 2016 (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). Under this prospectus supplement, we could issue common shares through at-the-market (“ATM”) offerings up to aggregate gross proceeds of $6.9 million. During the year ended December 31, 2017, we issued 1,666,765 common shares for gross proceeds of $6.9 million under this prospectus supplement.

Under the terms of the Sales Agreement, we may sell through ATM offerings, with FBR and MLV as agents, such common shares as would have an aggregate offer price of up to $30.0 million. FBR and MLV, at our discretion and instruction, will use their commercially reasonable efforts to sell the common shares at market prices. The Sales Agreement amends and restates the At-the-Market Issuance Sales Agreement dated February 18, 2014 with MLV. We entered into the Sales Agreement only as a result of the acquisition by FBR of MLV.

On August 10, 2017, we filed a new prospectus supplement pertaining to sales under the Sales Agreement. Under this prospectus supplement, we may issue common shares through ATM offerings up to aggregate gross proceeds of $10.7 million. During the year ended December 31, 2017, we issued 291,833 common shares for gross proceeds of $0.6 million under this prospectus supplement. We plan to use the net proceeds for general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated data for the years ended December 31, 2017, 2016 and 2015 as follows:

(In thousands of U.S. dollars, except per share amounts)	2017	2016	2015
Statement of operations data:
Revenue	$24,008	$25,256	$20,910
Operating loss	(22,979)	(14,551)	(22,081)
Net loss	(29,811)	(19,619)	(24,462)

Basic loss per common share	$(0.90)	$(0.78)	$(1.34)
Diluted loss per common share	$(0.90)	$(0.79)	$(1.34)

Balance sheet data:
Total assets	$66,812	$67,057	$48,228
Long-term debt	40,000	19,391	10,000
Deferred consideration	-	2,815	5,097

RESULTS OF OPERATIONS – 2017

Year ended December 31, 2017 compared to year ended December 31, 2016

We recorded a net loss of $29.8 million (basic loss per share of $0.90) for the year ended December 31, 2017, compared to a net loss of $19.6 million (basic loss per share of $0.78) for the year ended December 31, 2016. The increase in net loss was due primarily to an increase in selling, general and administration (“SG&A”) expense and a decrease in gross margin.

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Revenue

Revenue for the year ended December 31, 2017 was $24.0 million compared to revenue of $25.3 million for the year ended December 31, 2016. The decrease in revenue was due to the timing of Aggrastat® distributor sales partially offset by an increase in sales of XydalbaTM.

Revenue is earned through the sale of our commercialized products. During the years ended December 31, 2017 and 2016, the sale of Aggrastat® accounted for 84% and 92% of total revenue, respectively. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Gross Margin

Gross margin for the year ended December 31, 2017 was 71.8%, compared to 75.0% for the year ended December 31, 2016. The fluctuation in gross margin was primarily due to changes in customer mix and product mix.

Selling, General & Administration Expense

SG&A expense was $36.7 million for the year ended December 31, 2017, compared to $30.5 million for the year ended December 31, 2016. The increase in SG&A expense was primarily due to expansion of our direct sales force in Europe related to the launch of XydalbaTM, Zevtera®/Mabelio®, the initiation of a Canadian sales force and an increase in fees associated with business development activities. Additionally, our stock-based compensation expense for the year ended December 31, 2017 was $1.8 million higher than our stock-based compensation expense for the year ended December 31, 2016.

Interest Expense

Interest expense was $5.7 million for the year ended December 31, 2017, compared to $2.5 million for the year ended December 31, 2016. The increase was due to interest being accrued on a higher long-term debt principal amount as we amended the terms of the CRG Term Loan in the second quarter of 2017 and drew an additional $20.8 million during the year. Additionally, there was an increase of $1.3 million in interest expense due to the accretion of the CRG Term Loan under the effective interest method which is recorded as interest expense.

Other Expense on Modification of Long-term Debt

During the year ended December 31, 2017, we amended the terms of the CRG Term Loan. As a result, we incurred investment banking, legal and other expenses of $1.5 million.

RESULTS OF OPERATIONS – 2016

Year ended December 31, 2016 compared to year ended December 31, 2015

We recorded a net loss of $19.6 million (basic loss per share of $0.78) for the year ended December 31, 2016, compared to a net loss of $24.5 million (basic loss per share of $1.34) for the year ended December 31, 2015. The decrease in net loss was due primarily to an increase in revenue and a decrease in research and development (“R&D”) expense as we made an upfront payment of $3.0 million to SteadyMed upon the execution of the License Agreement for Trevyent® in 2015.

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Revenue

Revenue for the year ended December 31, 2016 was $25.3 million compared to revenue of $20.9 million for the year ended December 31, 2015. The increase in revenue was due to increased sales, the timing of distributor sales and a reserve recorded against revenue for the year ended December 31, 2015 in relation to disputed historical product returns with a distributor.  The dispute was subsequently settled for approximately $1.0 million in the first quarter of 2016.

Revenue is earned through the sale of our commercialized products. During the years ended December 31, 2016 and 2015, the sale of Aggrastat® accounted for more than 90% of total revenue. Revenue may fluctuate between periods based on the timing of large and infrequent distributor orders. These distributor orders may impact both quarterly and annual revenue figures, and the related variance compared to prior periods, because a large order may comprise a relatively large proportion of the period’s total revenue. As a result, changes in revenues on a period-to-period basis may not provide a clear indication of actual sales trends.

Gross Margin

Gross margin for the year ended December 31, 2016 was 75.0%, compared to 68.5% for the year ended December 31, 2015. Included in cost of goods sold for the year ended December 31, 2015 was a $1.1 million charge for a write-down of inventory as a result of the termination of a distribution agreement.

Selling, General & Administration Expense

SG&A expense was $30.5 million for the year ended December 31, 2016, compared to $31.0 million for the year ended December 31, 2015. The decrease in SG&A expense was primarily due to a one-time $0.8 million charge related to the termination of a distributor agreement in 2015.

Research and Development Expense

R&D expense for the year ended December 31, 2016 was nil, compared to $3.2 million for the year ended December 31, 2015 reflecting the $3.0 million upfront payment we made to SteadyMed upon the execution of the License Agreement for Trevyent® in 2015.

Interest Expense

Interest expense was $2.5 million for the year ended December 31, 2016, compared to $2.3 million for the year ended December 31, 2015. The increase was due to interest being accrued on a higher long-term debt principal amount as we extinguished our term loan facility with Midcap and entered into the original term loan agreement with CRG in the second quarter of 2016.

Loss on Extinguishment of Long-term Debt

During the year ended December 31, 2016, we had a loss on extinguishment of long-term debt of $1.4 million compared to nil for the year ended December 31, 2015. In the second quarter of 2016, we extinguished our term loan facility with Midcap and as a result, incurred a loss of $1.4 million due to the write-off of unamortized debt issuance costs and to exit and prepayment fees.

RESULTS OF OPERATIONS - FOURTH QUARTER (UNAUDITED)

(in thousands of U.S. dollars, except share and per share amounts)	Three Months Ended December 31
	2017	2016
Revenue
Product and royalty revenue	$6,983	$6,973
Licensing and other fees	51	45
	7,034	7,018
Cost of goods sold	1,931	1,858
	5,103	5,160
Expenses
Selling, general and administration	10,417	9,098
Amortization costs	950	853
	11,367	9,951

Operating loss	(6,264)	(4,791)

Other expense
Interest expense	1,899	828
Other expense	229	19
Foreign exchange loss (gain)	(307)	22
	1,821	869

Loss before income taxes	(8,085)	(5,660)
Income tax expense (recovery)	258	(73)
Net loss	$(8,343)	$(5,587)

Other comprehensive loss (income):
Foreign currency translation adjustments	91	851
Comprehensive loss	$(8,252)	$(6,438)
Loss per share – basic and diluted	$(0.24)	$(0.18)
Weighted average number of common shares
Basic	34,563,184	31,880,392
Diluted	34,563,184	31,924,032

SG&A expense for the three months ended December 31, 2017 was $10.4 million, compared to $9.1 million for the three months ended December 31, 2016. The increase was primarily due to expansion of our direct sales force in Europe related to the launch of XydalbaTM, Zevtera®/Mabelio®, and the initiation of a Canadian sales force.

Interest expense for the three months ended December 31, 2017 was $1.9 million, compared to $0.8 million for the three months ended December 31, 2016. The increase was due to interest being accrued on a higher long-term debt principal amount as we amended the terms of the CRG Term Loan and drew an additional $20.8 million during 2017.

QUARTERLY FINANCIAL INFORMATION

The following table highlights selected unaudited consolidated financial data for each of the eight most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements for the year ended December 31, 2017. The selected financial information presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These results are not necessarily indicative of results for any future period and you should not rely on these results to predict future performance.

	Three months ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017

Revenue	$7,034	$6,021	$5,754	$5,199
Cost of goods sold	1,931	1,488	1,721	1,636
Selling, general and administration	10,417	8,481	9,576	8,220
Interest expense	1,899	1,762	1,247	787
Other expense on modification of long-term debt	-	29	1,422	-
Net loss	(8,343)	(6,623)	(8,512)	(6,333)
Loss per share – basic and diluted	(0.24)	(0.20)	(0.26)	(0.20)

	Three months ended
(In thousands of U.S. dollars except per share amounts)	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016

Revenue	$7,018	$5,237	$5,911	$7,090
Cost of goods sold	1,858	1,342	1,685	1,425
Selling, general and administration	9,098	7,170	7,977	6,268
Interest expense	828	865	445	405
Loss on extinguishment of long-term debt	-	-	1,402	-
Net loss	(5,587)	(5,284)	(7,514)	(1,234)
Loss per share – basic	(0.18)	(0.19)	(0.37)	(0.06)
Loss per share – diluted	(0.18)	(0.19)	(0.37)	(0.09)

Variations in our revenue, expense and net loss for the periods above resulted primarily from the following factors:

In the first quarter of 2016, our net loss decreased by approximately $6.2 million to $1.2 million, or a basic loss per share of $0.06. The decrease in net loss resulted from an increase in revenue and gross margin and a decrease in SG&A expense. The increase in revenue was driven by an increase in distributor sales. The increase in gross margin was due to a $1.1 million charge to cost of goods sold in the prior quarter, in connection with the termination of a distribution agreement. The decrease in SG&A expense was a result of lower expenditures associated with the timing of certain regulatory expenses and a decrease in stock-based compensation expense as a result of market fluctuations in our share price from the prior quarter.

In the second quarter of 2016, our net loss increased by approximately $6.3 million to $7.5 million, or a basic loss per share of $0.37. The increase in net loss from the prior quarter was mainly driven by a decrease in revenue, an increase in SG&A expense and a loss incurred on the extinguishment of long-term debt. The decrease in revenue was driven by the timing of distributor sales, which were weighted towards the first quarter. The increase in SG&A expense was impacted by an increase in stock-based compensation expense as a result of market fluctuations in our share price from the prior quarter. Additionally, we incurred a loss of $1.4 million upon the extinguishment of our term loan facility with Midcap.

In the third quarter of 2016, our net loss decreased by approximately $2.2 million to $5.3 million, or a basic loss per share of $0.19. The decrease in net loss from the prior quarter was mainly driven by the $1.4 million loss incurred in the prior quarter on the extinguishment of our term loan facility with Midcap and the impact of foreign exchange translation.

In the fourth quarter of 2016, our net loss increased by approximately $0.3 million to $5.6 million, or a basic loss per share of $0.18. The slight increase in net loss from the prior quarter was driven by an increase in SG&A expense offset by an increase in revenue and gross margin. The increase in SG&A expense was primarily due to costs related to the launch of XydalbaTM, additional medical studies, and an increase in legal costs associated with business development activities.

In the first quarter of 2017, our net loss increased by approximately $0.7 million to $6.3 million, or a basic loss per share of $0.20. The increase in net loss from the prior quarter was driven by a decrease in revenue offset partially by a decrease in SG&A expense. The decrease in revenue was due to the timing of distributor sales.

In the second quarter of 2017, our net loss increased by approximately $2.2 million to $8.5 million, or a basic loss per share of $0.26. The increase in net loss from the prior quarter was due to expenses incurred on the modification of the CRG Term Loan and an increase in SG&A expense. We incurred investment banking, legal and other expenses of $1.4 million in connection with the modification of the CRG Term Loan. The increase in SG&A expense was due to an increase in stock-based compensation expense from the prior quarter.

In the third quarter of 2017, our net loss decreased by approximately $1.9 million to $6.6 million, or a basic loss per share of $0.20. The decrease in net loss from the prior quarter was primarily due to one-time expenses we incurred in the prior quarter on the modification of the CRG Term Loan. In addition, our revenues and gross margin increased and our SG&A expense decreased from the prior quarter. The decrease in SG&A expense was due to a decrease in stock-based compensation expense from the prior quarter.

In the fourth quarter of 2017, our net loss increased by approximately $1.7 million to $8.3 million, or a basic loss per share of $0.24. The increase in net loss from the prior quarter was due to an increase in our SG&A expense. The increase in SG&A was due non-recurring compensation related to severance payments made to former employees, an increase in fees associated with business development activities and costs associated with the expansion of Zevtera®/Mabelio® which we acquired in September 2017.

LIQUIDITY AND CAPITAL RESOURCES

We have financed our operations through cash flow generated from sales of our products, the issuance of common shares, and debt financing.

Cash Flows

Sources and Uses of Cash

(in thousands of U.S. dollars)	For the Years Ended December 31
	2017	2016	2015
Cash used in operating activities	$(24,136)	$(15,887)	$(16,269)
Cash used in investing activities	(5,234)	(13,637)	(171)
Cash provided by financing activities	24,401	38,467	21,784
Effect of foreign exchange rate on cash and cash equivalents	292	154	(391)
Net increase (decrease) in cash and cash equivalents	$(4,677)	$9,097	$4,953

At December 31, 2017, we had $22.1 million in cash and cash equivalents, compared to $26.8 million at December 31, 2016. The decrease in cash and cash equivalents for the year ended December 31, 2017 was comprised of $24.4 million in cash provided by financing activities offset by $24.1 million of net cash used in operating activities and $5.2 million of cash used in investing activities.

Cash used in operating activities for the year ended December 31, 2017 was $24.1 million, an increase of $8.2 million from $15.9 million used for the year ended December 31, 2016. The increase in cash used was primarily due to a decrease in gross margin due to customer and product mix, an increase in SG&A as we incurred costs associated with the launch of XydalbaTM and Zevtera®/Mabelio®, an increase in interest expense and an increase in finished goods inventory.

Cash used in investing activities for the year ended December 31, 2017 was $5.2 million, a decrease of $8.4 million from $13.6 million used for the year ended December 31, 2016. In 2017, we made an upfront payment of $5.2 million for the execution of a license agreement with Basilea for the rights to commercialize Zevtera®/Mabelio®. In 2016, we made an upfront payment of $13.6 million for the execution of a license agreement with Allergan for the rights to commercialize dalbavancin.

Cash provided by financing activities for the year ended December 31, 2017 was $24.4 million, compared to cash provided by financing activities of $38.5 million for the year ended December 31, 2016. During the year ended December 31, 2017, we received net proceeds of $7.4 million from equity issuances under the Sales Agreement and Purchase Agreement, net proceeds of $19.5 million from the CRG Term Loan, offset by the full repayment of our deferred consideration of $2.8 million. During the year ended December 31, 2016, we received net proceeds of $31.8 million from a common share offering, net proceeds of $0.8 million from the Purchase Agreement, net proceeds of $19.3 million from the CRG Term Loan, offset by the extinguishment of the long-term debt with Midcap and the payment of our deferred consideration.

Cash used in operating activities for the year ended December 31, 2016 was $15.9 million, a decrease of $0.4 million from $16.3 million used for the year ended December 31, 2015. The decrease in cash used was primarily due to an increase in revenue and gross margin offset by upfront payments received on distribution agreements entered into during 2015.

Cash used in investing activities for the year ended December 31, 2016 was $13.6 million, an increase of $13.4 million from $0.2 million used for the year ended December 31, 2015. In 2016, we made an upfront payment for the execution of a license agreement with Allergan to commercialize dalbavancin.

Cash provided by financing activities for the year ended December 31, 2016 was $38.5 million, compared to cash provided by financing activities of $21.8 million for the year ended December 31, 2015. During the year ended December 31, 2016, we received net proceeds of $31.8 million from a common share offering we completed in July 2016, net proceeds of $0.8 million from the Purchase Agreement, net proceeds of $19.3 million from the CRG Term Loan, offset by the extinguishment of the long-term debt with Midcap and the payment of our deferred consideration. Cash provided by financing activities for the year ended December 31, 2015 consisted of net proceeds of $21.6 million from a common share offering we completed in August 2015 and $5.1 million from the Sales Agreement, offset by $2.0 million in repayment of the term loan facility with Midcap and the payment of our deferred consideration.

Funding Requirements

We expect to devote financial resources to our operations, sales and commercialization efforts, regulatory approvals and business development. We will require cash to fund operations, pay interest and make principal payments on the CRG Term Loan.

Our future funding requirements will depend on many factors including:

•	the cost and extent to which we will be successful in obtaining reimbursement for our products in additional countries where they are currently approved;
•	the cost and outcomes of regulatory submissions and reviews for approval of our products in additional countries;
•	the extent to which our products will be commercially successful globally;
•	the extent to which Aggrastat® sales will remain stable as it faces generic competition in certain markets;
•	the future development plans for our products in development;
•	the consummation of suitable business development opportunities;
•	the extent to which we elect to develop, acquire or license new technologies, products or businesses;
•	the size, cost and effectiveness of our sales and marketing programs; and
•	the consummation, continuation or termination of third-party manufacturing, distribution and sales and marketing arrangements.

As of December 31, 2017, we had $22.1 million in cash and cash equivalents, compared to $26.8 million at December 31, 2016. We have a history of incurring operating losses and negative cash flows from operations. After taking into consideration shares that can be sold under the Purchase Agreement with LPC and under the existing prospectus, we will have sufficient capital to fund our current planned operations during the twelve-month period subsequent to the issuance of our annual financial statements but will not retain sufficient cash to meet our minimum liquidity requirements under the CRG Term Loan. These factors raise substantial doubt about our ability to continue as a going concern within one year from the financial statements issuance date. We currently expect that the Arrangement Agreement, which is subject to shareholder approval, will close in the second quarter of 2018 and that we will receive C$25.5 million on closing. There can be no assurance that we will be able to obtain shareholder approval for the proposed transaction.

Contractual Obligations

As of December 31, 2017, and in the normal course of business, we have the following obligations to make future payments, representing contracts and other commitments that are known and committed.

Contractual Obligations	Payment due by period
(In thousands of U.S. dollars)	2018	2019	2020	2021	2022	There- after	Total
Commitments for clinical and other agreements	$6,439	$448	$387	$35	-	-	$7,309
Supplier purchase commitment	166	166	166	-	-	-	498
CRG Term Loan (1)	-	-	15,292	20,389	8,359	-	44,040
Interest expense on Term Loan Agreement (2)	5,374	5,375	4,881	2,345	166	-	18,141
Operating lease obligations	712	684	588	201	201	386	2,772
Total	$12,691	$6,673	$21,314	$22,970	$8,726	$386	$72,760

(1) Based on draws as of the date of this MD&A and assuming continued compliance with all covenants.

(2) Based on draws as of the date of this MD&A and does not include interest expense on other amounts that can be drawn.

Outstanding Share Capital

As of March 29, 2018, there were 34,868,962 common shares issued and outstanding, and 2,625,057 common shares issuable upon the exercise of outstanding stock options (of which 1,689,194 were exercisable) at a weighted average exercise price of CAD $5.93 per share, and 83,129 restricted share units outstanding.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting periods. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions were made. Actual results may differ from these estimates under different assumptions or conditions. Significant areas requiring management estimates include accounting for amounts recorded in connection with business combinations, recoverability of inventories, the assessment of net recoverable value and amortization period of intangible assets, reporting of revenue recognition, bad debt and doubtful accounts, income taxes, accounting for stock-based compensation expense, and commitments and contingencies.

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include revenue recognition, impairment of long-lived assets, amortization, and stock-based compensation. These and other significant accounting policies are described more fully in Note 2 of our annual consolidated financial statements for the year ended December 31, 2017.

Revenue Recognition

Product and Royalty Revenue

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, and collection is reasonably assured. Provisions for chargebacks, rebates, sales incentives and returns are provided for in the same period the related sales are recorded. Sales taxes collected from customers in various European markets that must be remitted back to the relevant government authorities are excluded from revenues. Shipping and handling costs are included in cost of sales.

Royalty revenue is recognized on an accrual basis when earned in accordance with the agreement terms, when royalties from the collaborative partner are determinable and collection is reasonably assured, such as upon the receipt of a royalty statement from the collaborative partner.

Licensing and Other Fees

We earn revenue from collaboration and license agreements from the commercial sale of approved products.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. We determine whether the carrying value of a long-lived depreciable asset or asset group is recoverable based on its estimates of future asset utilization and undiscounted expected future cash flows the assets are expected to generate. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss is recognized for the excess of the carrying amount over the fair value of the asset. We primarily use the income approach when determining the fair value of assets.

Amortization

Amortization of intangible assets incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the use of intangible assets.

Stock-Based Compensation and Other Stock-Based Payments

Stock options and restricted share units granted to our directors, executive officers and employees are accounted for using the fair-value based method. Under this method, compensation expense for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the award’s vesting period on a graded basis. Stock options granted to consultants and to foreign employees with Canadian dollar denominated stock options are subject to variable accounting treatment and are re-valued at fair value at each balance sheet date until exercise, expiry or forfeiture. Compensation expense for restricted share units is measured at fair value at the date of grant, which is the market price of the underlying security, and is expensed over the award’s vesting period on a straight-line basis.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Accounting Pronouncements Adopted

ASC 606, Revenue from Contracts with Customers

On January 1, 2018, we adopted the new accounting standard ASC 606, Revenue from Contracts with Customers and all the related amendments (“new revenue standard”) to all contracts using the modified retrospective method.  We will recognize the cumulative effect of initially applying the new revenue standard as an adjustment to the opening balance of retained earnings.  The comparative information will not be restated and will continue to be reported under the accounting standards in effect for those periods.  We do not expect the adoption of the new revenue standard to have a material impact to our statement of operations and comprehensive loss and to our statement of cash flows on an ongoing basis. A majority of our revenue continues to be recognized when products are shipped from our warehousing and logistics facilities.  There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms under the new revenue standard. The anticipated cumulative effect of the adoption of the new revenue standard on our consolidated January 1, 2018 balance sheet is summarized in the following table:

	December 31, 2017	Adjustments	January 1, 2018

Deferred revenue	$2,502	$300	$2,802
Deficit	$(392,865)	$(300)	$(393,165)

The anticipated transition adjustment arises from our treatment of an upfront payment we received from one of our distributors for the rights to distribute one of our commercialized products.  The upfront payment was previously amortized immediately upon receipt over a 10-year term.  Under the new revenue standard, the upfront payment has been deferred and will be amortized at a later time.

Business Combinations (Topic 805): Clarifying the Definition of a Business

During the year ended December 31, 2017, we adopted Accounting Standards Update (“ASU”) 2017-1, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, issued by the Financial Accounting Standards Board (“FASB”) in January 2017. ASU 2017-01 requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not considered a business. To be a business, the set of acquired activities and assets must include inputs and one or more substantive processes that together contribute to the ability to create outputs. We applied ASU 2017-1 in assessing a distribution agreement we entered into during the year ended December 31, 2017 with Basilea and determined that the arrangement shall be accounted for as an asset acquisition under the clarified definition.

Improvements to Employee Share-Based Payment Accounting

During the year ended December 31, 2017, we adopted ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”, issued by the FASB in March 2016. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  As a result of the adoption, we reclassified income tax withholding payments on the vesting of restricted share units of $0.1 million for the years ended December 31, 2017 and 2016 and $0.04 million for the year ended December 31, 2015 from cash used in operating activities to cash used in financing activities on the consolidated statement of cash flows.

Balance Sheet Classification of Deferred Taxes

During the year ended December 31, 2017, we adopted ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, issued by the FASB in November 2015. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. As a result of the adoption, we reclassified deferred tax assets of $0.3 million and $0.5 million from current assets to noncurrent assets as of December 31, 2017 and December 31, 2016, respectively, on the consolidated balance sheets.

Recent Accounting Pronouncements

Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are evaluating the revised guidance to determine whether there will be any impact on our consolidated financial statements.

Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. The amendments in ASU 2016-15 provide cash flow statement classification guidance on the following eight topics: 1. Debt Prepayment or Debt Extinguishment Costs; 2. Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; 3. Contingent Consideration Payments Made after a Business Combination; 4. Proceeds from the Settlement of Insurance Claims; 5. Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned Life Insurance Policies; 6. Distributions Received from Equity Method Investees; 7. Beneficial Interests in Securitization Transactions; and 8. Separately Identifiable Cash Flows and Application of the Predominance Principle. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. We are evaluating the guidance to determine the impact it will have on our consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, “Leases”, which requires lessees to recognize all leases, including operating leases, with a term greater than 12 months on the balance sheet, for the rights and obligations created by those leases. The accounting for lessors will remain largely unchanged from the existing accounting standards. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. We are evaluating the new guidance to determine whether there will be any impact on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017 and 2016, we incurred expenses for consulting services provided by a company owned by one of our officers. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2017, we incurred expenses of $0.2 million for services provided by the consulting company relating to general corporate matters. For the year ended December 31, 2016, we incurred expenses of $0.1 million for services provided by the consulting company relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2017 was $0.2 million owing to the consulting company. Included in accounts payable and accrued liabilities at December 31, 2016 was $0.1 million owing to the consulting company. There are ongoing contractual obligations as we have a contract in place with the consulting company in which we are committed to pay the consulting company $0.2 million annually in exchange for consulting services relating to general corporate matters.

During the year ended December 31, 2015, we incurred expenses for services provided by a law firm in which a director of one of our wholly-owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, we incurred legal fees of $0.1 million for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was an amount of $0.01 million owing to the legal firm. For the year ended December 31, 2016, the law firm was no longer a related party. There are no ongoing contractual obligations or other commitments resulting from the services.

During the year ended December 31, 2015, we also incurred expenses for services provided by an accounting firm in which a director of one of our wholly owned subsidiaries was a partner. The amounts charged were recorded at their exchange amounts and were subject to normal trade terms. For the year ended December 31, 2015, we incurred accounting fees of $0.04 million for services provided by the accounting firm relating to general corporate matters. Included in accounts payable and accrued liabilities at December 31, 2015 was an amount of $0.03 million owing to the accounting firm. For the year ended December 31, 2016, the accounting firm was no longer a related party. There are no ongoing contractual obligations or other commitments resulting from the services.

OFF-BALANCE SHEET ARRANGEMENTS

We have no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

DISCLOSURE CONTROLS AND PROCEDURE

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures (as such term is defined in applicable securities regulations). Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit with securities regulatory authorities is recorded, processed, summarized and reported, within the time periods specified in applicable securities regulations. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit with securities regulatory authorities is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Annual Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in applicable securities regulations).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer, as of December 31, 2017, management evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2017 consolidated annual financial statements, as stated in their report thereon.

Changes in Internal Control over Financial Reporting

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

There have been no changes with regard to internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FINANCIAL INSTRUMENTS AND RISKS

We are exposed to credit risks and market risks related to changes in interest rates and foreign currency exchange rates, each of which could affect the value of our current assets and liabilities. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. At December 31, 2017, our cash and cash equivalents were primarily held as cash, the majority of which was denominated in U.S. dollars. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments to maturity. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate fluctuations that could have a material effect on our future operating results or cash flows. We are exposed to interest rate cash flow risk on our cash and cash equivalents as these instruments bear interest based on current market rates.